NO ACT

P.E. 03/17/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2016

Todd W. Kingma
Perrigo Company plc
todd.kingma@perrigo.com

Act: 1934
Section:
Rule: 14a-8 (i)(6)
Public
Availability: 3-17-16

Re: Perrigo Company plc
Incoming letter dated March 17, 2016

Dear Mr. Kingma:

This is in response to your letter dated March 17, 2016 concerning the shareholder proposals submitted to Perrigo by Dennis Breuel. On March 16, 2016, we issued our response expressing our informal view that Perrigo could not exclude Proposal Two from its proxy materials for its upcoming annual meeting because we were unable to conclude that Perrigo had met its burden of establishing that it could exclude Proposal Two under rule 14a-8(i)(6). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Perrigo may exclude Proposal Two under rule 14a-8(i)(6). In this regard, we note your opinion that implementation of Proposal Two would cause Perrigo to breach existing contractual obligations. Accordingly, we will not recommend enforcement action to the Commission if Perrigo omits Proposal Two from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Perrigo relies.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel



16004329

cc: Dennis Breuel
*** FISMA & OMB Memorandum M-07-16 ***



TODD W. KINGMA
EVP & General Counsel
515 Eastern Avenue
Allegan, MI 49010
Direct: (269) 686-1941
Fax: (269) 673-1386

March 17, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
(via e-mail: shareholderproposals@sec.gov)

Re: Perrigo Company plc
Commission File No. 001-36353

Ladies and Gentlemen:

On March 3, 2016 and March 15, 2016, Perrigo Company plc (the "Company") submitted letters notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its Annual Meeting of Shareholders to be held on April 26, 2016 (collectively, its "2016 Proxy Materials") two shareholder proposals and statements in support thereof (the "Proposals") received from Mr. Dennis Breuel (the "Proponent").

The March 3, 2016 No-Action Request expressed the Company's belief that the Proposals could be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(e)(2) because they were not submitted on a timely basis. On March 15, 2016, the Staff indicated to the Company that it was unable to concur in the Company's view that the Proposal could be excluded under Rule 14a-8(e)(2).

The March 15, 2016 No-Action Request expressed the Company's belief that (i) Proposal One (as defined below) could be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations and Rule 14a-8(i)(3) because the supporting statement is materially false and misleading, and (ii) Proposal Two (as defined below) could be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company would lack the power and authority to implement the proposal. In its March 16, 2016 response, the Staff indicated that it would not recommend enforcement action from the Commission if the Company omits Proposal One from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7).

We hereby respectfully request that the Staff concur in the Company's view that Proposal Two may be excluded from its 2016 Proxy Materials for the reasons set forth below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") and Rule 14a-8(j), this letter and its exhibit are being delivered to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company is concurrently sending a copy of this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D require shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff regarding their proposals. For that reason, by copy of this letter to the Proponent, we are informing him that, if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, he should send a copy of that correspondence at the same time to the Company pursuant to Rule 14a-8(k) and SLB 14D.

To the extent that the reasons for omission stated in this letter are based on matters of state law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of Michigan.

THE PROPOSALS

The Proposals were submitted by letter dated February 18, 2016 and addressed to the Company's principal executive offices in Dublin, Ireland. That letter was postmarked February 20, 2016 and received by the Company on February 25, 2016.

The Proposals state:

"Resolved that shareholders recommend that Perrigo not issue any stock options for less than $250 per share." (referred to herein as "Proposal One")

"Resolved that shareholders recommend that Perrigo void any stock options issued to management in 2014 and 2015 for not providing shareholder value to the shareholders." (referred to herein as "Proposal Two")

A copy of the letter containing the Proposals and the related supporting statements is included in Exhibit A.

PROPOSAL TWO

In Staff Legal Bulletin No. 14B (Sep. 15, 2004), the Staff stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposals would require the company to violate applicable law or would not be within the power or authority of the company to implement."

A. *Proposal Two may be excluded pursuant to Rule 14a-8(i)(2) because the proposal would if implemented cause the Company to violate applicable law.*

The Company has entered into stock option award agreements with all grantees, which govern option grants made under the Company's 2013 Long-Term Incentive Plan, as amended, a copy of which is filed as Annex J to the Company's Registration Statement on Form S-4/A filed with the Commission on October 8, 2013 (the "Plan"). The terms of the Plan are incorporated into each related award agreement. The form of option award agreement is filed as Exhibit 10.11 to the Company's Form 10-Q filed on February 6, 2014. The Plan and related award agreements are governed by Michigan law. Pursuant to Section 15 of the Plan, the Company may not amend the terms of any award granted under the Plan in a way that would impair the rights of the award holder without such holder's consent. Moreover, no provision of the Plan or award agreements would entitle the Company to unilaterally void an outstanding award. Accordingly, the implementation of Proposal Two would violate the terms of the Plan, the individual award agreements and Michigan contract law, and would subject the Company to claims that it has violated the Michigan Payment of Wages and Fringe Benefits Act (Public Act 390 of 1978, as amended).

Rule 14a-8(i)(2) permits a company to exclude a proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

The Staff has previously determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded from proxy materials under Rule 14a-8(i)(2). See *Cendant Corp.* (January 16, 2004) (proposal seeking to limit compensation paid to the company's CEO would require the company to violate an existing compensation agreement); *Citigroup Inc.* (Feb. 18, 2003) (proposal to abolish all stock option programs was excludable under Rule 14a-8(i)(2) because it may cause the company to breach existing contractual obligations); *Selective Insurance Group* (March 24, 2003) (proposal to cause company to restrict exercisability and sale of issued stock options excludable under Rules 14a-8-(i)(2) and 14a-8(i)(6) because it may cause company to breach existing contracts); *The Gillette Company* (March 10, 2003) (permitting exclusion of a proposal that would cause the company to breach an existing compensation arrangement); *NetCurrents, Inc.* (June 1, 2001) (proposal seeking to unilaterally terminate or amend existing contracts with executives would cause company to breach contracts in violation of state law and is therefore excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); and *Sensar Corporation* (May 14, 2001) (proposal seeking to rescind and re-grant, on modified terms, stock options already awarded to officers and directors would require the company to breach existing contractual obligations). Accordingly, the Company may omit Proposal Two from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(2).

B. *Proposal Two may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.*

Proposal Two recommends that the Company "void any stock options issued to management in 2014 and 2015. . . ." As discussed above, the Company does not have the power or authority to implement the proposal.

Rule 14a-8(i)(6) permits the Company to exclude a proposal from its proxy materials if the Company would lack the power or authority to implement the proposal. The Staff has previously determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded from proxy materials under Rule 14a-8(i)(6). See *Selective Insurance Group* (March 24, 2003); *NetCurrents, Inc.* (June 1, 2001); and *Sensar Corporation* (May 14, 2001).

The voiding of a valid contract is outside the Company's control and beyond its power to effectuate. The Company does not have the power to lawfully implement Proposal Two. Accordingly, the Company requests that the Staff reconsider the Company's position that it may omit Proposal Two from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(6).

C. *Proposal Two may be excluded even though it is precatory in nature.*

The Company notes that Proposal Two is not saved from exclusion simply because it is cast in precatory terms. Using a precatory format will only save a proposal from exclusion if the action that the proposal recommends the company take can be lawfully implemented by the company. See. e.g., *AT&T Inc.* (Feb. 7, 2006) (permitting exclusion of a proposal requesting that the board adopt cumulative voting by adopting a bylaw or policy, rather than amending the certificate of incorporation). Because the action called for in Proposal Two would, if implemented, cause the Company to violate the stock option agreements and because the Company lacks the power or authority to void those agreements, Proposal Two should be excluded pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6).

WAIVER

In its March 15, 2016 response, the Staff granted the Company's request of a waiver of the 80-day requirement in Rule 14a-8(j)(1).

CONCLUSION

For the reasons set forth above, the Company believes that Proposal Two may be properly omitted from its 2016 Proxy Materials. The Company respectfully requests the Staff's concurrence with its decision to do so and further requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits Proposal Two. As the Company has printed its definitive proxy statement and must release its proxy statement today in order to comply with the 40-day notice and access deadline, and avoid substantial additional costs, the Company requests a response from the Staff as soon as practicable. The Company greatly appreciates the continued efforts of the Staff to allow the Company to meet its proposed filing and distribution schedule for its 2016 Proxy Materials.

* * * * *

If you have questions or need additional information, please call me at (269) 673-8451, or Kimberly K. Rubel, the Company's outside counsel, at (312) 569-1133. We would appreciate receiving the Staff's written response when it is available by e-mail at todd.kingma@perrigo.com, with a copy to kimberly.rubel@dbr.com.

Very truly yours,



Todd W. Kingma

Enclosure
cc: Dennis Breuel (Proponent)
Kimberly K. Rubel (Drinker Biddle & Reath LLP)

Exhibit A

The Proposals and Supporting Statements

2/18/2016

Perrigo company Public Limited

Treasury Bldg, Lower Grand Canal St

Dublin 2, Ireland

Shareholder Proposal

Dear Sir

I am a beneficial shareholder of Perrigo with 300 shares. An offer to purchase the company was made From Mylan for $250Shire and the Board of Directors deemed it inadequate. Based on the Board of Directors statement, I wish to propose the following shareholder proposal at the annual meeting.

Resolved that shareholders recommend that Perrigo not issue any stock options for less than $250 per share.

Supporting Statement

An offer was made to purchase the company at $250 per share. The company responded that the offer was undervalued. It would be inappropriate to sell shares to the management at a price that was undervalued. The options should be sold at a fair value and not undervalued. The $250 price would provide incentive to management because it would be at a discount when considering the time value of money.

In another proposal

Resolved that shareholders recommend that Perrigo void any stock options issued to management in 2014 and 2015 for not providing shareholder value to the shareholders.

Supporting Statement

The new Perrigo was issued to the shareholders at $156 a share in 2013. The stock has not appreciated from that price since. The management should not be rewarded for underperformance.

Please send correspondence to:

Dennis Breuel *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely



Dennis Breuel

STATE OF NEW JERSEY
DEPARTMENT OF BANKING AND INSURANCE
PO BOX


UNITED STATES POSTAL SERVICE
1000


00128

Perrigo Company
Treasury Building
Lower Grand Canal St
Dublin 2, Ireland


UNITED STATES POSTAL SERVICE
PAR AVION
AIRMAIL

Shareholder Proposal